United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

December 30, 2022 (December 29, 2022)

Date of Report (Date of earliest event reported)

Prime Number Acquisition I Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41394	86-2378484
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1129 Northern Blvd., Suite 404 Manhasset, NY	11030
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 329-1575

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one-half of one Warrant and one Right	PNACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	PNAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	PNACW	The Nasdaq Stock Market LLC

Rights, each right exchangeable for one-eighth (1/8) of one share of Class A Common Stock at the closing of a business combination	PNACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into A Material Definitive Agreement.

Business Combination Agreement

On December 29, 2022, Prime Number Acquisition I Corp. (“PNAI”), Prime Number Merger Sub Inc. (“Merger Sub”), a Delaware corporation established for the purpose to become a wholly-owned subsidiary of a newly incorporated exempted Cayman Islands company (“PubCo”) prior to the Business Combination (as defined below), Noco-Noco Pte. Ltd. (“Noco-Noco”) and certain shareholders of Noco-Noco collectively holding a controlling interest (together with other shareholders of Noco-Noco subsequently joining the transactions, the “Sellers”) entered into a Business Combination Agreement (the “Business Combination Agreement”). Capitalized terms used and not otherwise defined herein have the definitions assigned to such terms in the Business Combination Agreement.

Noco-Noco is a development-stage manufacturer of carbon-zero electric vehicle battery technologies. Through the research and development of multilayer battery separator and by providing sustainable mobility services for people and goods, Noco-Noco aims to address the need for energy to customers driven to carbon-zero.

Pursuant to the Business Combination Agreement, among other things, in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into PNAI (the “Merger”), with PNAI surviving the Merger as a wholly owned subsidiary of PubCo. The Merger will become effective at such time on the date of the closing of the Merger (the “Merger Closing”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such other time specified in the certificates of merger (the “Merger Effective Time”). In addition, New SubCo shall acquire the issued and outstanding shares of Noco-Noco from the Sellers; in exchange, PubCo shall issue to the shareholders of Noco-Noco the shares of PubCo (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Noco-Noco becoming a subsidiary of New SubCo. Upon the consummation of the Business Combination, PNAI will become a wholly-owned subsidiary of PubCo and Noco-Noco will be a subsidiary of PubCo with PubCo indirectly holding all or controlling equity interest in Noco-Noco, and the stockholders of PNAI and the Sellers would receive shares, par value $0.0001 per share, of PubCo (“PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo. Following the Merger Effective Time, PubCo will change its name to “noco-noco Inc.”

Business Combination Consideration

Pursuant to the Business Combination Agreement, immediately prior to the Merger Effective Time, (i) holders of each PNAI unit (“PNAI Units”) issued and outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of PNAI Class A Common Stock (defined below), one-half of PNAI Warrant (defined below), and one PNAI Right (defined below); (ii) holders of each share of PNAI class A common stock, par value $0.0001 per share (“PNAI Class A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be canceled in exchange for the right to receive one PubCo Ordinary Share, (iii) holders of each share of PNAI class B common stock, par value $0.0001 per share (“PNAI Class B Common Stock” and collectively with the PNAI Class A Common Stock, the “PNAI Common Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be canceled in exchange for the right to receive one PubCo Ordinary Share, (iv) holders of each PNAI warrant (“PNAI Warrant”) outstanding immediately prior to the effective time of the Merger shall cease to be a warrant with respect to PNAI Common Stock and be assumed by PubCo and converted into a warrant of PubCo to purchase one PubCo Ordinary Share, subject to substantially the same terms and conditions prior to the effective time of the Merger; and (v) holders of each PNAI right (“PNAI Right”) outstanding immediately prior to the effective time of the Merger shall cease to be a right with respect to PNAI Shares and be assumed by PubCo and converted into a right of PubCo to receive one-eighth (1/8) of one PubCo Ordinary Share, subject to substantially the same terms and conditions prior to the effective time of the Merger.

In addition, in connection with and at the Share Exchange Closing, each Seller shall be entitled to receive from PubCo, such number of PubCo Ordinary Shares that is equal to the product of (a) the quotient of (i) $1,350,000,000 (the “Target Valuation”), divided by (ii) the price per PubCo Ordinary Share that equals to the redemption price of each share of PNAI Class A Common Stock in connection with the Business Combination (the “PubCo Per Share Price”), multiplied by (b) such Seller’s Pro Rata Portion as set out in the Allocation Schedule of the Business Combination Agreement.

Representations and Warranties

Under the Business Combination Agreement, Noco-Noco and the Sellers, on the one hand, PNAI and the acquisition entities, on the other hand, have each made customary representations and warranties to each other, including without limitation as to such parties’ organization and standing, due authorization, ownership, no conflict; and in the case of the Noco-Noco, its liabilities, contracts, labor matters, benefit plans, intellectual properties, insurance, environmental matters, privacy and cybersecurity, anti-corruption compliance, anti-money laundering and trade compliance, permits and licenses, and certain other matters, and in the case of PNAI, disclosure and listing compliance as a public company, and certain other matters. Except in the case of fraud, the representations and warranties in the Business Combination Agreement will not survive the Share Exchange Closing.

Covenants and Agreements of the Parties

The Business Combination Agreement also contains covenants of the parties regarding their conduct during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement, including covenants regarding (i) the operation of their respective businesses in the ordinary course of business and use their respective commercially reasonable efforts to consummate the Business Combination (ii) the provision of access to their books and records,  preparation of registration statement including the proxy statement contained therein on Form F-4 to be filed with the SEC (the “Registration Statement”), (iii) holding stockholder meeting and obtaining the approvals as required for the Business Combination, (iv) tax matters, (v) confidentiality, (vi) other support activities to give full effect to the Business Combination, (vii) maintenance of insurances and indemnification, (viii) efforts to obtain regulatory approvals and compliance with relevant laws and regulations as applicable, (ix) cooperating and using reasonable best efforts to cause PubCo Ordinary Shares issuable in connection with the Merger and the Share Exchange to list on Nasdaq, and (x) using commercially reasonable efforts to obtain adequate financing to consummate the Business Combination.

Noco-Noco also agreed, (i) from and after the date of the Business Combination Agreement until the Merger Effective Time, except as otherwise contemplated by the Business Combination Agreement, not to engage in any transactions involving the securities of PNAI without the prior consent of PNAI; (ii) to waive any claims of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and PNAI to collect from the Trust Account any monies that may be owed to them by PNAI or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever; (iii) to provide updates to its financial statements and with respect to other business developments in connection with the Registration Statement; and (iv) to not solicit or respond to any Alternative Proposals.

The Business Combination Agreement also includes certain covenants on PNAI requiring PNAI to, among others, (i) make appropriate arrangements for disbursements of the funds in the Trust Accounts, in accordance with the Trust Agreement, dated May 12, 2022 (the “Trust Agreement”), and the funds received from the transaction financing; (ii) use reasonable best efforts to ensure PNAI remains listed as a public company and retain the listing for PNAI Common Stock on Nasdaq; (iii) adopt resolutions in connection with acquisition of PubCo Securities by certain stockholders of PNAI in accordance with Section 16 of the Exchange Act; (iv) exclusivity; (v) have PubCo adopt a new equity incentive plan in the agreed form attached to the Business Combination Agreement; and (vi) maintenance of PubCo’s status as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012.

Conditions to Consummation of the Merger

Consummation of the Business Combination is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Business Combination by PNAI’s stockholders. Other conditions to each party’s obligations, include, among others: (i) the Registration Statement having become effective; (ii) the PubCo Ordinary Shares having been approved for listing on Nasdaq, subject only to official notice of issuance thereof, and PubCo shall continue to satisfy initial and continuing listing requirements of Nasdaq; (iii) no governmental order, statute, rule or regulation having been enacted or promulgated enjoining or prohibiting the consummation of the Business Combination; (iv) no Company Material Adverse Effect; (v) the net tangible assets upon the consummation with the Business Combination no less than $5,000,0001; (vi) the representations and warranties of Noco-Noco and the Sellers being true and correct in all material aspect; (vii) performance and compliance with all material respects of the Business Combination Agreement applicable to each party, respectively; (viii) material compliance with pre-closing covenants; and (ix) Available Acquiror Cash is at least $20,000,000 immediately prior to or upon the Share Exchange Closing.

Termination

The Business Combination Agreement may be terminated by PNAI or Noco-Noco under certain circumstances, including, among others, (i) by written consent of Noco-Noco and PNAI; (ii) by PNAI or Noco-Noco, if any actions taken by such Governmental Order or Law makes the Merger Closing or Share Exchange Closing illegal or otherwise prevents or prohibits consummation of the Merger Closing or Share Exchange Closing; (iii) by Noco-Noco if PNAI fails to obtain the required vote at a Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; and (iv) the other party’s breach of any representation, warranty, covenant or agreement as set forth in the Business Combination Agreement and failure to cure such breach within a certain period.

Governing Law and Dispute Resolution

The Business Combination Agreement is governed by the law of State of Delaware without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction. Subject to limited exceptions, all claims relating to the Business Combination Agreement and the transactions contemplated thereby will be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Business Combination Agreement.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits.  Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Form of Lock-Up Agreements

Prior to the Merger Effective Time, certain Sellers and the Sponsors (the “Holders”) will enter into lock-up agreements with the PNAI and PubCo (the “Lock-up Agreement”).

Pursuant to the Lock-Up Agreement, PubCo Ordinary Shares held by such Holders are categorized as (i) “Group I Lock-up Shares”, referring to the 50% of the total number of PubCo Ordinary Shares that such Seller will receive in connection with the Share Exchange, or 50% of the number of PubCo Ordinary Shares such Holder will receive in converting their PNAI Founder Shares (as defined in PNAI’s prospectus filed on May 16, 2022) in connection with the Merger, (ii) “Group II Lock-up Shares”, referring to the remaining 50% of the total number of PubCo Ordinary Shares that such Seller will receive in connection with the Share Exchange, or 50% of the number of PubCo Ordinary Shares such Holder will receive in converting its PNAI Founder Shares in connection with the Merger; and (iii) “Group III Lock-up Shares”, referring to the total number of PubCo Ordinary Shares that such Holder will receive in converting its PNAI Private Shares (as defined in PNAI’s prospectus filed on May 16, 2022) in connection with the Merger. The Group I Lock-Up Shares, Group-II Lock-up Shares, Group-III Lock-up Shares shall be collectively referred as “Lock-up Shares”.

The “Lock-up Period” means (i) with respect to the Group I Lock-up Shares, the period commencing on the Share Exchange Closing Date and ending on the date that is the earlier to occur of (A) six months there-after, or (B) the date on which the closing price of each PubCo Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the completion of the Share Exchange; (ii) with respect to the Group II Lock-up Shares, the period commencing on the Share Exchange Closing Date and ending on the date that is six months thereafter; (iii) with respect to the Group III Lock-up Shares, the period commencing on the Share Exchange Closing Date and ending on the 30 days thereafter.

The Holders will, subject to certain customary exceptions, agree not to, within the Lock-up Period, (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-up Shares, (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Form of Registration Rights Agreement

Prior to the Share Exchange Closing, PubCo and certain holders of PubCo Ordinary Shares (including stockholders of PNAI and Noco-Noco) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, PubCo will grant certain registration rights to securities of such holders following the Share Exchange Closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding anticipated financial and operational results, projections of market opportunity and expectations, the estimated post-transaction enterprise value, the advantages and expected growth of the combined company, the cash position of the combined company following closing, the ability of Noco-Noco and PNAI to consummate the proposed business combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the final prospectus dated May 3, 2022 filed with the SEC (the “Final Prospectus”), and in other documents filed by PNAI with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: Noco-Noco’s or the combined company’s limited operating history; the ability of Noco-Noco or the Combined Company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products and services of Noco-Noco or the Combined Company; the inability to complete the proposed transaction; the inability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the amount of cash available following any redemptions by PNAI stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; costs related to the proposed transaction; and such other risks and uncertainties as are discussed in the Final Prospectus and the proxy statement to be filed relating to the Merger. Other factors include the possibility that the proposed Merger does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

Noco-Noco and PNAI each expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Noco-Noco’s or PNAI’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

The proposed transaction has been approved by the board of directors of Noco-Noco and PNAI and will be submitted to stockholders of PNAI and the shareholders of Noco-Noco for their approval. In connection with such approval, PNAI intends to file with the SEC the Registration Statement on Form F-4, which will include a proxy statement containing information about the proposed transaction and the respective businesses of Noco-Noco and PNAI, as well as the prospectus relating to the offer of the PNAI securities to be issued to stockholders of Noco-Noco in connection with the completion of the proposed transaction (the “proxy statement/prospectus”). After the Registration Statement has been declared effective, PNAI will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. PNAI stockholders are urged to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with the proposed transaction, as these materials will contain important information about Noco-Noco, PNAI and the proposed transaction. Stockholders will also be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PNAI, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

PNAI, Noco-Noco and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from PNAI’s stockholders with respect to the proposed transaction. Information regarding PNAI’s directors and executive officers is available in the Final Prospectus. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description

2.1*	Business Combination Agreement, dated as of December 29, 2022, by and among the Registrant, Prime Number Merger Sub Inc., Noco-Noco Pte. Ltd., and certain other parties of the agreement.

10.1	Form of Lock-up Agreement.

10.2	Form of Registration Rights Agreement.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL)

* The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prime Number Acquisition I Corp.

Date: December 30, 2022	By:	/s/ Dongfeng Wang
Name: Dongfeng
Title: Chief Executive Officer